Nelson A. Toner 207 228-7299 direct ntoner@bernsteinshur.com

______________, 2013

Dundee Wealth Funds
1055 Westlakes Drive, Suite 301
Berwyn, PA 19312

Managed Portfolio Series
615 E. Michigan Street
Milwaukee, WI 53202

Re:           Federal Tax Opinion with respect to the Merger of Smith Group Large Cap Core Growth Fund (a series of Dundee Wealth Funds) into Smith Group Large Cap Core Growth Fund (a series of Managed Portfolio Series)

Ladies and Gentlemen:

We have acted as counsel to Smith Group Large Cap Core Growth Fund, a separately designated series of Managed Portfolio Series, a Delaware statutory trust, in connection with the transactions contemplated in the Agreement and Plan of Reorganization and Termination, dated as of ____________, 2013 (the "Reorganization Agreement"), by, between and among Managed Portfolio Series, on behalf of its series, Smith Group Large Cap Core Growth Fund (“New Fund”); Dundee Wealth Funds, on behalf of its series, Smith Group Large Cap Core Growth Fund (“Old Fund”); and Smith Management Group, providing, among other things, for the transfer by Old Fund of all its Assets to the New Fund in exchange for voting shares of beneficial interest in the New Fund (“New Fund Shares”), the assumption by New Fund of all of the Liabilities of each Old Fund, and the distribution of the New Funds Shares by Old Fund to its shareholders in exchange for their voting shares of beneficial interests in the Old Fund (“Old Fund Shares”) (the “Reorganization”).

The Reorganization Agreement provides that, as part of the Reorganization, the holders of Class I shares of the Old Fund will receive Institutional Class shares of the New Fund.  The characteristics of the Class I shares of the Old Fund are substantially similar to the Institutional Class shares of the New Fund.

Opinion of Bernstein Shur
________________, 2013

This opinion is delivered pursuant to section 5.4 of the Reorganization Agreement.  All capitalized terms used herein, unless otherwise specified, shall have the meanings ascribed to them in the Reorganization Agreement.

In rendering our opinions, we have examined and relied upon the accuracy and completeness of the facts, information, covenants, statements and representations contained in originals or copies, certified or otherwise identified to our satisfaction, of the Reorganization Agreement, the Proxy Statement/Prospectus, and such other documents as we have deemed necessary or appropriate as a basis for the opinions set forth below.  Our opinions assume, among other things, the accuracy as of the dates of those documents of such facts, information, covenants, statements and representations, as well as an absence of any change in the foregoing, between the dates of those documents and the date hereof, to the extent material to such opinions.

We have assumed the genuineness of all signatures, the legal capacity of all natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified or copies and the authenticity of the originals of such documents.  We have also assumed that the transactions related to the asset transfer transaction contemplated by the Reorganization Agreement will be consummated at the Closing in accordance with the Reorganization Agreement and as described in the Proxy Statement/Prospectus.

In rendering our opinion, we have considered the applicable provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder by the Treasury Department (the “Regulations”), pertinent judicial authorities, rulings of the U.S. Internal Revenue Service and such other authorities as we have considered relevant.  It should be noted that such Code, Regulations, judicial decisions, administrative interpretations and such other authorities are subject to change at any time and, in some circumstances, with retroactive effect.  A material change in any of the authorities upon which our opinion is based could affect our conclusions stated herein.  In addition, there can be no assurance that the Internal Revenue Service would not take a position contrary to that which is stated in this opinion.

Based upon and subject to the foregoing, we are of the opinion that, for United States federal income tax purposes:

(a)           The transfer to New Fund of the Assets of Old Fund in exchange solely for New Fund Shares and New Fund’s assumption of the Liabilities, followed by Old Fund’s distribution of such New Fund Shares pro rata to the Shareholders in exchange for their Old Fund Shares, will qualify as a “reorganization” within the meaning of section 368(a) of the Code, and each Fund will be a “party to a reorganization” within the meaning of section 368(b) of the Code.

Opinion of Bernstein Shur
________________, 2013

(b)           Old Fund will recognize no gain or loss on the transfer of the Assets to New Fund in exchange solely for New Fund Shares and New Fund’s assumption of the Liabilities or on the subsequent distribution of those shares to the Shareholders in exchange for their Old Fund Shares under section 361(a) of the Code.

(c)           New Fund will recognize no gain or loss on its receipt of Assets in exchange solely for New Fund Shares and its assumption of the Liabilities under section 1032 of the Code.

(d)           New Fund’s basis in each Asset will be the same as Old Fund’s basis therein immediately before the Reorganization under section 362(b) of the Code, and New Fund’s holding period for each Asset will include Old Fund’s holding period therefor (except where New Fund’s investment activities have the effect of reducing or eliminating an Asset’s holding period) under section 1223(2) of the Code.

(e)           A Shareholder of Old Fund will recognize no gain or loss on the exchange of all its Old Fund Shares solely for New Fund Shares pursuant to the Reorganization under section 354 of the Code.

 (f)           A Shareholder’s aggregate basis in the New Fund Shares it receives in the Reorganization will be the same as the aggregate basis in its Old Fund Shares it surrenders in exchange for those New Fund Shares under section 358(a)(1) of the Code, and its holding period for those New Fund Shares will include, in each instance, its holding period for those Old Fund Shares under section 1223(1) of the Code, provided the Shareholder holds them as capital assets at the Effective Time.

(g)           The Reorganization will not result in the termination of the Old Fund’s taxable year, and pursuant to section 381 of the Code and the Treasury Regulations thereunder, New Fund will succeed to and take into account the items of Old Fund described in section 381(c) of the Code, subject to the provisions and limitations specified in sections 381, 382, 383 and 384 of the Code and the Treasury Regulations thereunder.

We do not express any opinion as to the effect of the Reorganization on the Old Fund with respect to any Asset as to which any unrealized gain or loss is required to be recognized for federal income tax purposes upon transfer, notwithstanding generally applicable non-recognition rules.

Opinion of Bernstein Shur
________________, 2013

           In accordance with the requirements of Item 601(b)(23) of Regulation S-K under the Securities Act, we hereby consent to the use of our name in the Proxy Statement/Prospectus and to the filing of this opinion as an Exhibit to the Registration Statement.  In giving this consent, we do not admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Securities Exchange Commission thereunder.

Very truly yours,

Bernstein Shur

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